(d)(2)(i)

AMENDED APPENDIX A

to

INVESTMENT SUBADVISORY AGREEMENT

between

DIRECTED SERVICES LLC

and

T. ROWE PRICE ASSOCIATES, INC.

Portfolios(1), (2)	Annual Subadviser Fee
(as a percentage of average daily net assets)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio	0.50% on the first $250 million of assets 0.45% on the next $500 million of assets 0.40% on assets over $750 million

ING T. Rowe Price Growth Equity Portfolio

Assets up to $1 billion:
0.40% on the first $250 million of assets
0.375% on the next $250 million
0.35% on the next $500 million, up to $1 billion

When assets exceed $1 billion, the fee schedule resets as indicated below:
0.35% on the first $1 billion(3)
0.325% on assets above $1 billion

(1) The fees payable under this Subadvisory Agreement are subject to a group fee waiver.  For purposes of this fee waiver, the assets of the Portfolios will be aggregated with those of ING T. Rowe Price Capital Appreciation Portfolio and ING T. Rowe Price Equity Income Portfolio (the “IIT Portfolios”), each a series of ING Investors Trust that is managed by an affiliate of the Adviser and sub-advised by the Sub-Adviser.  Pursuant to the terms of a letter agreement between the Adviser and Sub-Adviser dated December 5, 2001, the fee waiver will be calculated based on the aggregate assets of the Portfolios and the IIT Portfolios as follows, and will be applied to any fees payable by a Portfolio.

•                  Aggregate assets between $750 million and $1.5 billion = 5% discount

•                  Aggregate assets between $1.5 billion and $3.0 billion = 7.5% discount

•                  Aggregate assets greater than $3.0 billion = 10% discount

(2) The subadviser fees for ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING T. Rowe Price Growth Equity Portfolio will be calculated on a monthly basis based on the average daily net assets for the month.  The transitional credit for ING T. Rowe Price Growth Equity Portfolio will be calculated on a monthly basis based on the net assets on each day that the day’s net assets fall within the transitional credit range on that day.

(3) When assets are below $1 billion, the breakpoints will reset to the asset weighted value of 0.40% on the first $250 million, 0.375% on the next $250 million, 0.35% on the next $500 million up, to $1 billion.

With respect to ING T. Rowe Price Growth Equity Portfolio:

For ING T. Rowe Price Growth Equity Portfolio (the “Growth Equity Portfolio”), the Sub-Adviser will provide the Adviser a transitional credit to eliminate any discontinuity between the tiered fee schedule and the flat fee once assets reach $1 billion.  The credit will apply at asset levels between approximately $946 million and $1 billion.

To accommodate circumstances where the Growth Equity Portfolio’s assets fall beneath $1 billion and to prevent a decline in the Growth Equity Portfolio’s assets from causing an increase in the absolute dollar fee, the Sub-Adviser will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule.  This credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $1 billion, when the flat fee would be triggered, or (b) fall below a threshold of approximately $946 million, where the tiered fee schedule would be fully re-applied.

The credit is determined by prorating the difference between the tiered fee schedule and the flat fee schedule over the difference between $1 billion and the current portfolio size for billing purposes.  The credit would approach $187,500 annually when the Growth Equity Portfolio’s assets were close to $1 billion and fall to zero at approximately $946 million.

The transitional credit is determined as follows:

Current Portfolio Size for Billing Purposes - $946,428,571	X $187,500
$53,571,428